Mail Stop 4561

April 19, 2006

Jason Ma
Chief Executive Officer
Titanium Group Limited
4/F, BOCG Insurance Tower
134-136 Des Voeux Road Central
Hong Kong

Re: Titanium Group Limited
Registration Statement on Form S-1
Amendment Filed April 7, 2006
File No. 333-128302

Dear Mr. Ma:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. Please update the financial information contained in your registration statement pursuant to Rule 3-12 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

2. We note your revisions in response to our prior comment 5. Explain how overdrafting the company's checking account rather than using its cash resources enables you to "better track the performance" of your operations. Disclose why management uses this method to generate capital resources. Explain management's leverage strategy, as appropriate. Also, please give appropriate consideration as to whether risk factor treatment to the risk associated with the "banking facilities arrangement" is appropriate, and provide a supplemental analysis in support of your conclusion. Might your operations be disrupted or your capital management program be disrupted, if the lender requires repayment unexpectedly, for example?

Certain Relationships and Related Transactions, page 32

3. We note disclosure that the terms of shareholders' loans, which are unsecured, interest-free and not repayable within the next twelve months, are no less favorable than those that could have been obtained from non-affiliates. Please explain the basis for these conclusions, specifically, the apparent conclusion assumption that loans to non-affiliated parties could not have been obtained with terms that required interest payments or specified a maturity date.

Financial Statements – Years Ended December 31, 2005, 2004 and 2003

Prior Comment No. 13 - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, page F-1

4. We understand from your response that Zhong Yi is involved in the credentialing process with the Office of the Chief Accountant. Please advise us when Zhong Yi has completed this process.   As noted in our prior comment number 13 we may be unable to complete our review and accept the report of Zhong Yi until the firm has completed the credentialing process.

Consolidated Balance Sheets, pp. F-2 and F-3

5. We note from your balance sheet that the Company reported a bank overdraft of U.S. $193,187 as of December 31, 2005. Tell us and revise to disclose the material terms of your arrangement with the financial institution which provides for bank overdrafts (*i.e.*, fees, interest rate, overdraft limit, payment terms). Further explain to us the business reasons for the bank overdraft considering the Company reported U.S. $317,010 of cash and cash equivalents as of December 31, 2005.

Prior Comment No. 14- Revenue Recognition, page F-11

6. We note your response to our prior comment number. 14. Please clarify/explain the following:
    - You indicate in your response that VSOE for professional services (system design, system integration, installation, testing and training) is the price that the Company would charge if these services sere sold separately. Confirm, if true, that you have sold professional services separately (on a stand alone basis, not within a multiple element arrangement) to establish VSOE and the nature and terms of the transaction that included these separate sales of services. If you have not sold these services separately and have not established VSOE, explain how you recognize revenue for multiple element arrangements that include these services.
    - You indicate that VSOE for maintenance services is established as the

price the Company would charge if the same services were sold separately. Confirm, if true, that the Company has sold maintenance services separately and the nature and terms of the transaction that included the separate sale of these services. If you have not sold these services separately and have not established VSOE, explain how you recognize revenue for multiple element arrangements that include these services.

- We note the Company considered EITF 03-5 and determined that software is more than incidental to the products or services as a whole and therefore SOP 97-2 is applied to all elements in multiple element arrangements. Tell us whether software is <u>essential</u> to the functionality of hardware and related equipment included in multiple element arrangements and the factors you considered in your assessment. If software is not <u>essential</u> to other elements of your arrangements, such as hardware, related equipment, orinstallation services, tell us why you apply the provisions of SOP 97-2 to all these elements. Further if you determine that SOP 97-2 does not apply to all the elements in your arrangements tell us how you determined the units of account pursuant to EITF 00-21. Specifically address your consideration of paragraphs 4 and 9 of EITF 00-21.

- You indicate that the total time for delivery and installation of hardware and software is usually 3 to 5 days. Tell us whether system integration and training services are also delivered within this 3 to 5 day period and if not tell us the timing for delivering these services and the literature you apply for recognizing revenue. In your response specifically address the period over which all services are completed from the date of delivery of software and hardware.

- Provide an example of the elements in a multiple element arrangement, the period over which those elements are delivered, how you allocate the arrangement fee to each element and when you recognize revenue for each element.

<u>Prior Comment no. 15</u>

7. We note your response that the Company determined it did not have any historical patterns of providing its customers with services or any upgrade services associated with PCS and considered that it was not necessary to allocate a fee to PCS. Your response appears to be inconsistent with certain information relating to maintenance services included in your responses to comments number 14 and 16. In comments number 14 and 16 you indicate that maintenance services include software updates (as disclosed in item number 3 of the Company's revenue recognition policy), that maintenance services are provided for a one-year period during the first year and that these services are the <u>same as post-contract customer support</u>. Considering your response that maintenance services and PCS are the same and that maintenance services include software updates, tell us why you are not allocating any of the multiple element arrangement to "free PCS",

when it clearly appears it entitles your customers to software updates. In addition, clarify any inconsistencies between your response to comment number 15 and your responses to comments number 14 and 16 relating to maintenance services, free PCS and the nature of these arrangements and the period over which these services are delivered.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Ferraro at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Fay M. Matsukage (by facsimile)
        303-777-3823